April 13, 2017

VIA EDGAR

Re:	KKR Real Estate Finance Trust Inc.
Registration Statement on Form S-11
Filed April 3, 2017
File No. 333-217126

Sandra B. Hunter, Esq.
Office of Real Estate and Commodities

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of KKR Real Estate Finance Trust Inc. (“KREF”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement (“Registration Statement”) relating to the offering of shares of its common stock.  The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated April 5, 2017, regarding the Registration Statement.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1.  The responses and information described below are based upon information provided to us by KREF.

General

1.              We note your response to comment 3 of our prior letter. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact Rochelle Plesset in the Division of Investment Management and engage directly.

In response to the oral comments received from Rochelle Plesset in the Division of Investment Management, KREF has revised the disclosure on pages 23-24, 46 and 145-146.

Our Structure, page 16

2.              We note your disclosure on page 17 that the investor that holds your non-voting preferred stock is entitled to receive preferred distributions in an amount equal to the distributions you receive from a taxable REIT subsidiary with respect to amounts received by that subsidiary from Non-Voting Manager Units owned by it. We also note your disclosure on the same page that your Manager’s Non-Voting Manager Units are held by certain of your existing investors. With a view towards disclosure, please provide us with more information about how the preferred distributions payable on your non-voting preferred stock are calculated.

KREF advises the Staff that certain investors in the private placements of its common stock received Non-Voting Manager Units.  In lieu of receiving Non-Voting Manager Units, KREF issued one investor one share of its special non-voting preferred stock to facilitate compliance by the investor with regulatory requirements applicable to it in its jurisdiction of organization outside of the United States.  The corresponding Non-Voting Manager Units are held by a taxable REIT subsidiary of KREF.  All distributions received by KREF’s subsidiary from these Non-Voting Manager Units are passed through to the investor as preferred distributions on its non-voting preferred stock, less applicable taxes and withholdings.  In response to the Staff’s comment, KREF has revised the disclosure on pages 17 and 175 to clarify the foregoing.

Use of Proceeds, page 81

3.              We note your response to comment 14 in which you state that you believe that your cash on hand of $96.2 million and capital commitments are sufficient to satisfy your $40.0 million commitment to an aggregator vehicle and future funding obligations of $163.9 million as of December 31, 2016 regardless as to whether or when your offering is completed. We also note your disclosure on page 94 which states that you intend to use net proceeds from the remaining $355.3 million of equity capital commitments as of December 31, 2016 ($207.6 million as of February 28, 2017) and from this offering to invest in your target assets. Please reconcile these two statements or revise your Use of Proceeds disclosure to include the $40.0 million commitment to the aggregator vehicle and the future funding obligations of $163.9 million.

KREF intends to use the net proceeds from the remaining $355.3 million of equity capital commitments as of December 31, 2016 ($207.6 million as of March 31, 2017), all of which has now been called and is expected to be contributed prior to completion of this offering, to satisfy its $40.0 million equity capital commitment to an aggregator vehicle and future funding obligations of $163.9 million as of December 31, 2016.  KREF intends to use the remainder of such proceeds and from this offering to invest in its target assets.  In response to the Staff’s comment, KREF has revised the disclosure on page 98 relating to its intended use of the remaining equity capital commitments and the net proceeds from this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Subsequent Events, page 97

4.              We note your revised disclosure in response to comment 18 in which you disclose that the aggregator vehicle in which you have made a $40.0 million commitment is controlled and advised by affiliates of your Manager. Please revise your disclosure to identify the affiliates of your Manager to which you refer.

In response to the Staff’s comment, KREF has revised the disclosure on page 98 to identify the affiliates of its Manager that control and advise the aggregator vehicle.

Results of Operations, page 98

5.              We note your disclosure on page 18 which states that for purposes of calculating your management fee, Equity is defined, among other things, to include the sum of the net proceeds received by you from all issuances of your or your subsidiaries’ equity securities since inception. Please tell us whether your historical management fee amounts are calculated based on all of your capital commitments or just the portion that have been drawn. If your historical management fee amounts are based on drawn capital commitments only, please disclose this here and in the forepart of your prospectus and explain how this will impact your management fee following the conclusion of your offering.

KREF advises the Staff that the management fee that it has historically paid to its Manager was calculated based on the portion of its equity capital commitments that had been drawn down at the time of the calculation.  In response to the Staff’s comment, KREF has disclosed on pages 18, 98-99 and 167 that the management fee will increase in connection with the drawdown of its remaining equity capital commitments and upon completion of the offering.

Liquidity and Capital Resources

Master Repurchase Agreements, page 103

6.              We note your disclosure on page 100 that as of December 31, 2016 and 2015, the weighted average haircut under your repurchase agreements was 43.6% and 27.9%, respectively. Please expand you disclosure to discuss the reasons for the increase in your weighted average haircut.

KREF has corrected the disclosure on pages 103 and 104 to clarify that as of December 31, 2016 and 2015, the weighted average haircut under its repurchase agreements was 28.8% and 27.9%, respectively.

Our Manager and the Management Agreement

Historical Performance of Certain Real Estate Funds Managed by KKR, page 175

7.              We note the description of the historical performance of KKR Real Estate Partners Americas L.P., KKR Real Estate Partners Americas II L.P. and KKR Real Estate Partners Europe L.P. Please balance your disclosure to include any material adverse business developments or conditions experienced by any such program or any such program’s manager and its affiliates that would be material to investors in your company.

In response to the Staff’s comment, KREF has revised the disclosure on pages 176-177 to include additional disclosure regarding these programs.

Performance, page 176

8.              We note your disclosure in footnote 3 on page 169 that “Realizations have not been shown for investment funds that made their first investment more recently than 24 months prior to December 31, 2016....” Please tell us why you have excluded realizations in these circumstances.

KREF has revised footnote 3 on page 177 to remove this statement and to instead clarify that KKR Real Estate Partners Europe L.P. had not had any realizations as of December 31, 2016.

9.              We note your discussion of recycled capital in footnote 4. Please also disclose any other items that would cause the return figures presented on page 169 to differ from the returns that investors in your company will experience. For instance, if management fees for the funds presented on page 169 are only charged on called capital, please discuss that dynamic. Please also describe how you calculated the holding period referenced in footnote 4 and consider including disclosure, if applicable, as to why investors in funds subject to periodic capital calls may place greater importance on such calculation than an investor in your company.

KREF advises the Staff that management fees for the funds presented on page 177 are charged on all committed capital, with a lower fee charged on uncalled capital and a higher fee charged on called capital.  The holding period of a fund is the time from the fund’s inception to the measurement date.  Performance for these funds is determined based on the time at which capital is called and the time at which distributions are made to investors.  In response to the Staff’s comment, KREF has revised the disclosure on page 177 to provide additional information.

Index to Financial Statements

Notes to Consolidated Financial Statements December 31, 2016

Note 5. Debt, page F-24

10.       We note that in the table on page F-24 the Final Maturity Dates for the Wells Fargo and Morgan Stanley agreements reflect extension periods that, based on the footnotes, appear to be entirely at the discretion of the lenders. Please clarify whether an extension may be denied even if all covenants and thresholds have been satisfied.

In response to the Staff’s comment, KREF has revised the disclosure on pages 103 and F-24 to clarify that an extension option may be denied by the respective lender even if all covenants and thresholds have been satisfied.  As disclosed in the “Recent Developments” section on page 90, KREF notes that pursuant to the terms of the amended and restated repurchase facility with Wells Fargo that was entered into on April 7, 2017, KREF has the option to extend the term of the facility upon satisfaction of certain covenants and thresholds, and such extension is not subject to the discretion of Wells Fargo.

Note 10. Fair Value of Financial Instruments

Valuation Methodologies, page F-40

11.       We note your response to comment 32, in which you refer to “a quotation [that is] not available or is determined to be unreliable.” Please clarify to us if the hypothetical quotation to which you are referring is from the independent valuation firm or from a broker-dealer. Based upon your response, it appears that in cases where a non-binding quote from a broker-dealer is either 1) not available or 2) determined to be unreliable, you base your valuation on that non-binding broker quote. Please explain this statement, if applicable. In either case, whether you were referring to a quotation from an independent valuation firm or a broker-dealer, please clarify how you would determine that the price obtained is unreliable or an inadequate representation of the fair value of the security.

In valuing its CMBS B-Piece investments, KREF advises the Staff that it uses the unadjusted prices obtained from the independent valuation firm unless a quotation from such firm is not available or KREF determines such quotation to be unreliable or an inadequate representation of the fair value of the CMBS.  KREF’s determination of whether the unadjusted prices obtained are unreliable or an inadequate representation of the fair value of the CMBS is based on consideration given to a number of observable market data points including, but not limited to trading activity in the marketplace of like-kind securities, benchmark security evaluations and bid list results from various sources.  If prices received from the independent valuation firm are inconsistent with values determined in connection with KREF’s independent review, KREF makes inquiries to the independent valuation firm about the prices received and related methods.  In the event KREF determines the price obtained from an independent valuation firm to be unreliable or an inadequate representation of the fair value of the CMBS (based on consideration given to the observable market data points detailed above), KREF then compiles evidence independently and presents the independent valuation firm with such evidence supporting a different value.  As a result, the independent valuation firm may revise their price. However, if KREF continues to disagree with the price from the independent valuation firm, in light of evidence presented that KREF compiled independently and believes to be compelling, KREF considers the quotation unreliable or an inadequate representation of the fair value of the CMBS.

KREF has added disclosure on pages 111 and F-40 with respect to the above valuation methodology.

12.       Related to the comment above, please clarify whether you use one of the non-binding quotes, an average of the non-binding quotes, or some other method to determine fair value of the CMBS when multiple quotes are received.

In the event that the quotation from the independent valuation firm is not available or determined to be unreliable or an inadequate representation of the fair value of the CMBS (based on the procedures detailed above), valuations are prepared using inputs based on non-binding broker quotes obtained from independent, well-known, major financial brokers that make markets in CMBS.  In validating any non-binding broker quote used in this circumstance, KREF compares the non-binding quote to the observable market data points (known at such time) used to validate prices received from the independent valuation firm in addition to understanding the valuation methodologies used by the market makers.  These market participants utilize a similar methodology as the independent valuation firm to value each CMBS, with the key input of expected yield determined independently based on both observable and unobservable factors (as described above).  To avoid reliance on any single broker-dealer, KREF receives a minimum of two non-binding quotes, of which the average is used.

13.       We note your response to comment 33. Please clarify what would happen if, in the case of a Positive Assurance Valuation, the independent valuation firm does not conclude that management’s inputs and results are reasonable.

KREF advises the Staff that if a Positive Assurance Valuation is provided to the independent valuation firm for review and the valuation firm does not conclude that management’s inputs and results are reasonable, KREF will ultimately rely solely upon the valuation prepared by the investment personnel of the Manager.  KREF believes that this approach is supported by the review and oversight of the valuation process by KKR’s Real Estate Valuation Committee and Global Valuation Committee.  KKR’s Real Estate Valuation Committee reviews valuation analyses, relevant inputs and assumptions, requests additional information if necessary and approves valuations prior to finalization.  The Global Valuation Committee is responsible for ensuring transparency and consistency, where appropriate, across KKR’s business-specific valuation committees and policies, and reviewing outliers and anomalies, including any disputed or contested valuations.

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Please do not hesitate to call Joseph H. Kaufman at 212-455-2948 with any questions or further comments you may have regarding this submission or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:             Securities and Exchange Commission

Bryan Hough, Esq.

Bill Demarest

Kristi Marrone

KKR Real Estate Finance Trust Inc.

Christen E.J. Lee

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Jay L. Bernstein, Esq.

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